CF Acquisition Corp. VIII

110 East 59th Street

New York, NY 10022

March 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Todd K. Schiffman

Re:	CF Acquisition Corp. VIII
Registration Statement on Form S-1
Filed February 19, 2021, as amended
File No. 333-253308

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CF Acquisition Corp. VIII hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, March 11, 2021, or as soon as thereafter practicable.

Very truly yours,
/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller LLP